UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For July 5, 2007
Commission File Number 000-27663
SIFY LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     On June 22, 2007, the Board of Directors (the “Board”) of Sify Limited (the “Company”) appointed Mr. Ananda Raju Vegesna to the Board of the Company. His appointment increases the number of directors constituting the whole Board from six to seven Directors. Mr. Ananda Raju will serve until the Company’s next Annual Stockholders Meeting at which stockholders will be requested to reelect Mr. Ananda Raju for a full term.
     Mr. Ananda Raju will also function as an Executive Director and employee of the company, involving himself in the day to day affairs of the Company, without receiving any remuneration from the Company. Mr. Ananda Raju is not expected to be named to any of the Board’s committees.
     There are no arrangements or understandings between Mr. Ananda Raju and any other persons pursuant to which Mr. Ananda Raju was appointed a Director of the Company. Mr. Ananda Raju is the brother of Mr. Raju Vegesna, the Company’s Chief Executive Officer and Managing Director.
     Mr. Ananda Raju is the Managing Director of M/s Infinity Satcom Universal Private Limited (“Infinity Satcom”). He also holds 99% of the outstanding shares of Infinity Satcom. Infinity Satcom holds 26% of the outstanding shares of Sify Communications Limited, a subsidiary of the Company (“Sify Comm”). The Company owns 74% of the outstanding shares of Sify Comm. A copy of the Shareholders Agreement, by and between the Company, Infinity Satcom and Sify Comm, dated December 20, 2005, is filed as Exhibit 99.1. During the fiscal year ended March 31, 2007, the Company received USD$1,278,422 in revenue from Sify Comm.
     The Company issued a press release on July 5, 2007, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 6-K and incorporated herein by reference, in which it announced the election of Mr. Ananda Raju Vegesna to the Company’s Board of Directors.

Exhibits filed with this Report

Exhibit Number	Description

99.1	Shareholders Agreement, dated December 20, 2005, by and between Sify Limited, Infinity Satcom Universal (P) Limited and Sify Communications Limited

99.2	Press Release, dated July 5, 2007

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 5, 2007

SIFY LIMITED
By:	/s/ Pijush Kanti Das
	Name:	Pijush Kanti Das
	Title:	Chief Financial Officer